Mail Stop 4561

April 25, 2007

Mr. Anthony Lam
Chief Financial Officer
Points International Ltd.
800-179 John Street
Toronto, Ontario, Canada
M5T 1X4

> **Re: Points International Ltd.**
> **Form 40-F for the year ended December 31, 2006**
> **Filed 3/29/07**
> **File No. 000-51509**

Dear Mr. Lam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended December 31, 2006

Disclosure Controls and Procedures, page 5

1.   We note that you use the word "adequate" to describe management's conclusions regarding your company's disclosure controls and procedures. Please advise us of management's conclusions regarding whether or not the disclosure controls and procedures were found to be "effective." In future filings including any

amendments please use the appropriate effectiveness language when disclosing
management's conclusions regarding the disclosure controls and procedures.

Points International Ltd. 2006 Annual Report

Management's Discussion & Analysis

Results of Operations – General and Administration Expenses

Sales Commissions and Expenses, page 24

2.   You disclose that certain products have revenue sharing arrangements with your
        non-loyalty partners that are fixed each month and do not vary directly with
        revenues. Please provide us with more details regarding these arrangements and
        please tell us how you determined that it was more appropriate to present the
        revenues earned from these arrangements on a gross basis rather than net. For
        reference, please see EITF 99-19.

Results of Operations – Non-cash Expenses

Amortization Expenses, page 25

3.   You disclose that you defer charges incurred in respect of certain financings and
        charge them to income on a straight-line basis. Please tell us if the amortization
        using the straight-line method approximates the amortization that would be
        recorded if you used the effective interest method.

4.   You disclose that you issued 2,196,635 common shares to American Airlines as
        consideration of the value of the Alignment Agreement; thus, it appears that you
        issued these shares as an inducement to enter into a specific
        agreement/arrangement. Please confirm to us that the five-year amortization
        period is equal to the contract term and also tell us how you determined that it was
        appropriate to record the amortization of this deferred cost as an expense rather
        than as a reduction to revenues.

Liquidity

EBITDA, page 28

5.   We note your presentation of subtotal 'Loss – Before interest, amortization and
        other items' on the face of the financial statements, which appears to be a non-
        GAAP measure. We also note your presentation of EBITDA throughout the

MD&A. Please advise us how you considered CSA Staff Notice 52-306 in presenting this non-GAAP measure on the face of your financial statements.

6. Furthermore, it appears that you use EBITDA as a measure of liquidity; in this regard, 'cash flows provided by (used in) operating activities' is the most comparable GAAP measure. In future filings, please reconcile EBITDA to cash flows provided by (used in) operating activities.

Long-Term Liabilities and Commitments, page 32

7. You disclose that you purchase miles and points from partners at predetermined rates as part of the contractual requirements of certain commercial agreements. You also disclose that you record these purchases as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use. Please tell us specifically how you use these miles/points and the accounting guidance that you are relying upon to determine the proper accounting treatment while you hold the miles/points. Furthermore, your website, points.com, offers a sign-up bonus to customers that obtain a membership to your website; if these miles/points are given to customers as sign-up bonuses, please tell us what consideration you gave to amortizing these miles/points over the life of the membership as a reduction of revenue since it appears that the issuance of these miles/points represents an inducement to the customer to enter into a membership.

Note 2 – Significant Accounting Policies

b) Revenue Recognition, page 46

8. You disclose that nonrefundable partner sign up fees with no fixed term, and for which your company is under no further obligations, are recognized as revenue when received. Please specifically tell us what these fees are for (i.e. the terms of the arrangement entered into) and how you determined that the revenue is earned upon receipt.

9. Furthermore, you disclose on page 14 that you recognize revenues from nonrefundable partner sign up fees for which your company is under no further obligations on a "percentage-of-completion" basis. Please reconcile this statement to the one on page 46 where you disclose that you recognize these fees when received.

10. You disclose on page 15 that technology design, development, and maintenance revenues are recorded on a "percentage-of-completion" basis. Please clarify how you earn the maintenance revenues and over what period you are obligated to perform these maintenance services. Furthermore, please clarify if you earn

maintenance revenues separately from hosting/management fees when you
operate the solutions that you design for your partners.

d) Short-term Investments, page 47

11.   You disclose that your short-term investments include investments that have
durations of longer than 90 days and that you account for them at the lower of
cost and net realizable value. Please specifically tell us if these investments are
debt or equity securities and, pursuant to SFAS 115, tell us if these investments
are trading, available-for-sale, or held-to-maturity securities. Please also tell us
how you considered these securities in your reconciliation to US GAAP.

j) Translation of Foreign Currency, page 48

12.   You disclose that the results of your foreign operations are translated using the
temporal method. In this regard, it does not appear that your accounting policy is
consistent with US GAAP as described in SFAS 52. Please tell us what
consideration you gave to including an adjustment in your US GAAP
reconciliation regarding translation of foreign currency. Please specifically
address your treatment of fixed assets and also whether the translation
adjustments are included in determining your earnings.

Note 10 – Capital Stock

Common Shares, page 55

13.   You disclose that 784,641 and 274,600 options previously issued to Points.com
Inc. founders, employees, directors, and advisors were exercised in Points.com
Inc. and put to your company at fair market value for 1,964,664 and 687,570 of
your company's common shares in 2005 and 2006, respectively. However, based
on the amounts you disclosed in the chart above ($555,870 for the 2005
transaction and $195,987 for the 2006 transaction), it does not appear that the
common shares were issued at fair market value since the price per share appears
to have been around $0.28. Please explain in detail how the exercise of the
options and the simultaneous puts to your company for common shares were
recorded. Please also tell us the accounting guidance that you relied upon in
recording these transactions.

Note 11 – Options and Warrants

e) Warrants of Points.com Inc., page 59

14.   You disclose that Points.com Inc. has issued or committed to issue 2,848,050
warrants to airline partners that expire on April 1, 2007 and that each warrant

entitles the holder to acquire one common share of Points.com Inc. with an exercise price of US$1.96. Please tell why these warrants were issued (i.e. as fees, as an inducement to enter into a contract, etc.) and how you accounted for these transactions.

Note 14 – MilePoint Inc. Acquisition, page 62

15.   You disclose on page 33 that the four million common shares were issued into escrow on closing and were released to MilePoint in four unequal tranches over two years; you also disclose that the release of the common shares from escrow was completed on March 31, 2006. Please tell us if the release of these shares was contingent on any event occurring. If so, please provide us with the details of the escrow arrangement.

16.   You also disclose on page 33 that to date, professional fees of approximately $420,000 and payments for transition services of $671,653 have been incurred in the transaction and have been capitalized and included in the cost of the purchase. Please provide us with a breakout of these costs since it is not clear to us that these costs are direct costs of the acquisition that should have been capitalized under US GAAP. In Exhibit 99.3 of your 40-F filed on August 30, 2005, you disclosed that you and MilePoint are party to a Transition Services Agreement (TSA) whereby MilePoint employees and resources continued to support the products and partner relationships after the acquisition. Under the TSA, you agreed to reimburse MilePoint for expenses incurred in providing transition services. Furthermore, you disclosed that you entered into a consulting agreement with MilePoint and one of its senior business development principals and that the consultant was going to focus on supporting existing relationships and selling Points Solutions to existing and new partners. Generally, it is not appropriate to include integration or transition costs in the cost of the purchase. Please explain.

17.   You disclose that you allocated the cost of the MilePoint acquisition to other intangibles, contracts with partners, and goodwill. Please tell us what consideration you gave to allocating some of the purchase price to other customer-related intangibles, other than the contracts with partners. Please specifically tell us if you acquired a customer list made up of MilePoint.com customers and/or any other customer relationships that were not contract-based.

 Note 19 – Segmented Information

a)Reportable Segments, page 65

18.   You disclose that you only have one operating segment; however, based on your discussion throughout your MD&A, it appears that you may manage your business based on two segments, Points.com and Points.com Business Solutions.

Mr. Anthony Lam
Points International Ltd.
April 25, 2007
Page 6

Please tell us how you determined that Points.com and Points.com Business Solutions were not two operating segments.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief